UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 18, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 18, 2021, the Credit Suisse Earnings Release 4Q20 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2019 (Credit Suisse 2019 20-F) filed with the SEC on March 30, 2020, the Group’s financial report for the first quarter of 2020 (Credit Suisse Financial Report 1Q20), filed with the SEC on Form 6-K on May 7, 2020, the Group’s financial report for the second quarter of 2020 (Credit Suisse Financial Report 2Q20), filed with the SEC on Form 6-K on July 30, 2020, the Group’s financial report for the third quarter of 2020 (Credit Suisse Financial Report 3Q20), filed with the SEC on Form 6-K on October 29, 2020 and the Group’s earnings release for the fourth quarter of 2020 (Credit Suisse Earnings Release 4Q20), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and twelve months ended December 31, 2020. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2019 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q20	4Q19	4Q20	4Q19	2020	2019	2020	2019
Statements of operations (CHF million)
Net revenues	5,260	6,206	5,221	6,190	22,503	22,686	22,389	22,484
Total operating expenses	5,283	4,963	5,171	4,830	18,200	17,969	17,826	17,440
Income/(loss) before taxes	(161)	1,097	(88)	1,214	3,211	4,393	3,467	4,720
Net income/(loss)	(364)	727	(350)	853	2,514	3,095	2,666	3,425
Net income/(loss) attributable to shareholders	(365)	728	(353)	852	2,511	3,081	2,669	3,419
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q20	4Q19	4Q20	4Q19
Balance sheet statistics (CHF million)
Total assets	809,688	790,459	805,822	787,295
Total liabilities	762,629	743,696	762,881	743,581
Capitalization and indebtedness
	Bank		Group
end of	4Q20	4Q19	4Q20	4Q19
Capitalization and indebtedness (CHF million)
Due to banks	16,420	16,742	16,423	16,744
Customer deposits	392,039	384,950	390,921	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,944	27,641	23,851	27,533
Long-term debt	160,279	151,000	161,087	152,005
All other liabilities	169,947	163,363	170,599	163,516
Total liabilities	762,629	743,696	762,881	743,581
Total equity	47,059	46,763	42,941	43,714
Total capitalization and indebtedness	809,688	790,459	805,822	787,295

BIS capital metrics
	Bank		Group
end of	4Q20	4Q19	4Q20	4Q19
Capital and risk-weighted assets (CHF million)
CET1 capital	40,701	41,933	35,361	36,774
Tier 1 capital	55,659	54,024	51,202	49,791
Total eligible capital	56,620	56,958	52,163	52,725
Risk-weighted assets	275,676	290,843	275,084	290,463
Capital ratios (%)
CET1 ratio	14.8	14.4	12.9	12.7
Tier 1 ratio	20.2	18.6	18.6	17.1
Total capital ratio	20.5	19.6	19.0	18.2
4Q19 amounts are shown on a look-through basis.
Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q20	4Q19	% change	2020	2019	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	2,777	4,376	(37)	13,878	20,180	(31)
Interest expense	(1,324)	(2,669)	(50)	(7,918)	(13,131)	(40)
Net interest income	1,453	1,707	(15)	5,960	7,049	(15)
Commissions and fees	3,185	2,834	12	11,850	11,071	7
Trading revenues	468	558	(16)	3,178	1,773	79
Other revenues	154	1,107	(86)	1,515	2,793	(46)
Net revenues	5,260	6,206	(15)	22,503	22,686	(1)
Provision for credit losses	138	146	(5)	1,092	324	237
Compensation and benefits	2,286	2,342	(2)	8,860	9,105	(3)
General and administrative expenses	2,643	2,297	15	7,962	7,588	5
Commission expenses	303	324	(6)	1,256	1,276	(2)
Restructuring expenses	51	–	–	122	–	–
Total other operating expenses	2,997	2,621	14	9,340	8,864	5
Total operating expenses	5,283	4,963	6	18,200	17,969	1
Income/(loss) before taxes	(161)	1,097	–	3,211	4,393	(27)
Income tax expense	203	370	(45)	697	1,298	(46)
Net income/(loss)	(364)	727	–	2,514	3,095	(19)
Net income/(loss) attributable to noncontrolling interests	1	(1)	–	3	14	(79)
Net income/(loss) attributable to shareholders	(365)	728	–	2,511	3,081	(19)

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q20	4Q19	% change
Assets (CHF million)
Cash and due from banks	138,207	101,044	37
Interest-bearing deposits with banks	1,230	673	83
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,133	106,997	(26)
Securities received as collateral	50,773	40,219	26
Trading assets	157,511	153,895	2
Investment securities	605	1,004	(40)
Other investments	5,379	5,634	(5)
Net loans	300,341	304,025	(1)
Goodwill	3,755	3,960	(5)
Other intangible assets	237	291	(19)
Brokerage receivables	35,943	35,648	1
Other assets	36,574	37,069	(1)
Total assets	809,688	790,459	2
Liabilities and equity (CHF million)
Due to banks	16,420	16,742	(2)
Customer deposits	392,039	384,950	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,944	27,641	(13)
Obligation to return securities received as collateral	50,773	40,219	26
Trading liabilities	45,871	38,186	20
Short-term borrowings	21,308	28,869	(26)
Long-term debt	160,279	151,000	6
Brokerage payables	21,655	25,683	(16)
Other liabilities	30,340	30,406	0
Total liabilities	762,629	743,696	3
Total shareholder's equity	46,264	46,120	0
Noncontrolling interests	795	643	24
Total equity	47,059	46,763	1

Total liabilities and equity	809,688	790,459	2
BIS statistics (Basel III)
end of	4Q20	4Q19	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	40,701	41,933	(3)
Tier 1 capital	55,659	54,024	3
Total eligible capital	56,620	56,958	(1)
Capital ratios (%)
CET1 ratio	14.8	14.4	–
Tier 1 ratio	20.2	18.6	–
Total capital ratio	20.5	19.6	–
4Q19 amounts are shown on a look-through basis.

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q20

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: February 18, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer